Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated July 30, 2025

Relating to Preliminary Prospectus Supplement Dated July 28, 2025

Registration Statement No. 333-281887

Common stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the public offering described below and should be read together with the preliminary prospectus supplement dated July 28, 2025, or the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Celcuity Inc. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of outstanding options or warrants, no settlement of outstanding restricted stock units, no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

THE OFFERING

Shares of Common Stock Offered	1,836,842 shares.

Pre-Funded Warrants Offered

We are also offering, pre-funded warrants to purchase up to 400,000 shares of our common stock. Each pre-funded warrant is exercisable for one share of our common stock. The purchase price of each pre-funded warrant will equal the price per share at which shares of common stock are being sold to the public in this offering, less $0.001, which is the exercise price of each pre-funded warrant. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance until the date the warrant is exercised in full, subject to an ownership limitation. See “Description of pre-funded warrants” for additional information. This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to the issuance of shares of common stock upon the exercise of the pre-funded warrants during the 60-day period following the date of the final prospectus supplement to be filed in connection with this offering.

Option to Purchase Additional Shares	We have granted the underwriters an option to purchase, in whole or in part, for a period of 30 days from the date of the prospectus supplement, up to 335,526 additional shares of our common stock.

Common Stock Outstanding Immediately Following this Offering	shares, assuming no exercise of any pre-funded warrants offered or sold by us.

Offering Price	$ per share of common stock and $ per pre-funded warrant.

Concurrent Convertible Notes Offering	Concurrently with this offering, we are conducting a public offering of $175,000,000 aggregate principal amount of the convertible notes (or up to $201,250,000 aggregate principal amount if the underwriters in the Concurrent Convertible Notes Offering exercise their over-allotment option in full). Neither this offering nor the Concurrent Convertible Notes Offering is conditioned upon the completion of the other, so it is possible that this offering occurs and the Concurrent Convertible Notes Offering does not occur, or vice versa. We cannot assure you that the Concurrent Convertible Notes Offering will be completed on the terms described herein, on significantly different terms, or at all.

Capped Call Transactions	In connection with the pricing of the Concurrent Convertible Notes Offering, we have determined that we will not enter into the capped call transactions with one or more of the underwriters or affiliates thereof and/or other financial institutions as initially contemplated and as disclosed in the preliminary prospectus supplement for the Concurrent Convertible Notes Offering and the Preliminary Prospectus Supplement. As a result of the Company's determination to not to enter into the capped call transactions, certain investors in the convertible notes may hedge their equity price risk after the pricing of the Concurrent Convertible Notes Offering by entering into derivative transactions or selling shares of our common stock, which could adversely affect the market price of our common stock and the convertible notes.

The Nasdaq Capital Market Symbol

Our common stock is listed on The Nasdaq Capital Market under the symbol “CELC.” On July 28, 2025, the last reported sale price of our common stock was $36.79 per share.

There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on The Nasdaq Capital Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of pre-funded warrants.”

Use of Proceeds

We estimate that the net proceeds to us from this offering of common stock and pre-funded warrants will be approximately $            million (or approximately $           million if the underwriters exercise their option to purchase additional shares of our common stock in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering of common stock and pre-funded warrants, together with the net proceeds from the Concurrent Convertible Notes Offering for working capital and general corporate purposes, which may include clinical trial expenditures, commercial launch expenditures, research and development expenditures, capital expenditures, expansion of business development activities and other general corporate purposes. See “Use of Proceeds.”

Subject to the above, we may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

Risk Factors	Investing in our common stock and pre-funded warrants involves certain risks. See “Risk Factors” below, as well as “Risk Factors” beginning on page S-7 of the Preliminary Prospectus and in the related sections of the accompanying prospectus and in the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus for a discussion of factors to consider before deciding to purchase the securities offered hereby.

RISK FACTORS

The issuance or sale of shares of our common stock, including the sale of any shares issuable upon exercise of any pre-funded warrants, or pre-funded warrants in the public markets, or the perception of such sales, could depress the trading price of our common stock and the convertible notes.

We may conduct future offerings of our common stock, preferred stock, pre-funded warrants or other securities that are convertible into, or exercisable or exchangeable for, our common stock to finance our operations or fund acquisitions, or for other purposes. In addition, we have shares reserved and available for issuance pursuant to our 2017 Employee Stock Purchase Plan and our Amended and Restated 2017 Stock Incentive Plan. If we issue additional shares of our common stock or rights to acquire shares of our common stock, including, but not limited to, pre-funded warrants, or if any of our existing stockholders sells a substantial amount of our common stock, including any shares of common stock issuable upon exercise of any pre-funded warrants, or if the market perceives that such issuances or sales may occur, then the trading price of our common stock could decline.

We and our executive officers and our board members certain holders of our outstanding capital stock have entered into lock-up agreements with the underwriters of this offering and the underwriters of the Concurrent Convertible Notes Offering under which we, for a period of 60 days from the date of the prospectus supplement, have agreed, subject to certain exceptions, not to sell, directly or indirectly, any of their shares of our common stock or related securities without the permission of Jefferies LLC, TD Securities (USA) LLC and Leerink Partners LLC, as the representatives of the underwriters. We refer to such period as the lock-up period. When the lock-up period expires, we, our executive officers and our board members will be able to sell our common stock in the public market, subject to compliance with applicable securities laws restrictions. Sales of a substantial number of such shares of our common stock upon expiration of the lock-up period or otherwise, the perception that such sales may occur, or early release of these agreements, could cause the market price of our common stock to fall or make it more difficult for you to sell your shares at a time and price that you deem appropriate.

If you purchase common stock or pre-funded warrants in this offering, you will experience immediate and substantial dilution.

Investors purchasing shares of common stock or pre-funded warrants in this offering will pay a price per share or pre-funded warrant, as applicable, that substantially exceeds the net tangible book value per share of our common stock. As a result, investors purchasing shares of common stock or pre-funded warrants in this offering will incur immediate dilution of $            per share, representing the difference between the public offering price of $           per share and our as adjusted net tangible book value as of March 31, 2025.

This dilution is due to the substantially lower price paid by our investors who purchased shares of common stock prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

There is no public market for the pre-funded warrants being offered in this offering. The pre-funded warrants are not listed on any exchange and we do not intend to list the pre-funded warrants on any exchange.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on The Nasdaq Capital Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

We will not receive a significant amount or any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant is exercisable for $0.001 per share of common stock underlying such pre-funded warrant, which may be paid by way of a cashless exercise, in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we will not receive a significant amount of additional funds (if any) upon the exercise of the pre-funded warrants.

Except for the right to participate in certain dividends and distributions, holders of the pre-funded warrants will have no rights as stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of common stock underlying such pre-funded warrants, except that the holder of a pre-funded warrant shall be entitled to participate in certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration, subject to certain ownership limitations. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the exercise date. See “Description of pre-funded warrants—no rights as a stockholder.”

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates and other attribution parties, as defined under “Description of pre-funded warrants—exercise limitations”) to exceed a certain percentage of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise. However, subject to certain limitations, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

If we do not maintain a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the pre-funded warrants, holders will only be able to exercise such pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the pre-funded warrants at the time that holders wish to exercise such pre-funded warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of our common stock that holders will receive upon exercise of the pre-funded warrants will be fewer than it would have been had such holder exercised the warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their pre-funded warrants for cash if a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the pre-funded warrants is available.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering of common stock and pre-funded warrants will be approximately $           million (or approximately $          million if the underwriters exercise in full their option to purchase additional shares), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We estimate that the net proceeds to us from the Concurrent Convertible Notes Offering, if it is consummated as currently contemplated, will be approximately $           million (or approximately $            million if the underwriters in the Concurrent Convertible Notes Offering exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering of common stock and pre-funded warrants, together with the net proceeds from the Concurrent Convertible Notes Offering for working capital and general corporate purposes. General corporate purposes may include clinical trial expenditures, commercial launch expenditures, research and development expenditures, capital expenditures, expansion of business development activities and other general corporate purposes. We may also use a portion of the proceeds for the potential acquisition of businesses, technologies, and products, although we have no current binding understandings, commitments, or agreements to do so.

Based on our current plans, we believe our existing cash, cash equivalents and short-term investments, the Term D Loan in the amount of $30.0 million, which we intend to borrow in late August 2025 before the August 31, 2025 deadline, the receipt of $36.4 million upon the exercise of warrants issued in our 2022 private placement that are likely to be exercised, in the direction of such warrant holders, during the 75 days following the receipt of the Topline Data, the receipt of $50.0 million under the Term E Loan under the A&R Loan Agreement upon the achievement of certain clinical milestones (which may or may not be achieved), together with the net proceeds from this offering, and the net proceeds from the Concurrent Convertible Notes Offering, will be sufficient to fund our operating expenses and capital expenditure requirements into 2027, and which will enable us to, among other things, continue to fund our VIKTORIA-1 Phase 3 trial and VIKTORIA-2 Phase 3 trial, submit a New Drug Application (an “NDA”) for gedatolisib, and obtain a decision from the FDA related to such NDA and, if approved, commercially launch. We have based these estimates on assumptions that may prove to be incorrect, including that FDA approval of such NDA occurs without the need for more data than currently anticipated and that the commercial launch of our product candidate occurs on the anticipated timeline. Further, we could use our available capital resources sooner than we currently expect. This estimate does not give effect to any revenue we may generate on commercial sales of any products for which we obtain regulatory approval. In any event, we may require additional funding to be able to continue to advance our research and development pipeline, support our commercialization activities, or conduct additional business development activities. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will retain broad discretion over the use of these proceeds. Pending these uses, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

Subject to the above, we may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities and municipal bonds.

DILUTION

If you purchase our common stock or pre-funded warrants in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of common stock or pre-funded warrant and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible assets (tangible assets less total liabilities) by the number of shares of our common stock issued and outstanding as of March 31, 2025.

Our net tangible book value at March 31, 2025 was approximately $86.7 million, or $1.99 per share. After giving effect to the offering of (i)             shares of our common stock in this offering at the public offering price of $             per share and (ii) pre-funded warrants to purchase up to             shares of our common stock in this offering at a public offering price of $             per pre-funded warrant (which equals the public offering price of the common stock at which shares of our common stock are being sold to the public in this offering less the $0.001 per share exercise price of each such pre-funded warrant), and after deducting the underwriting discounts and estimated offering expenses payable by us and excluding any proceeds which may be received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants, our as adjusted net tangible book value as of March 31, 2025 would have been approximately $         million, or $               per share of common stock. This represents an immediate increase in the net tangible book value of $           per share to our existing stockholders and an immediate dilution in net tangible book value of $          per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$
Net tangible book value per share as of March 31, 2025	$1.99
Increase in net tangible book value per share attributable to this offering
As adjusted net tangible book value per share as of March 31, 2025, after giving effect to this offering
Dilution per share to new investors purchasing shares in this offering		$

If holders of pre-funded warrants exercise the pre-funded warrants offered hereby, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $             per share, and the dilution in net tangible book value per share to investors purchasing common stock in this offering would be $             per share.

If the underwriters exercise their option to purchase additional shares in full, our as adjusted net tangible book value per share at March 31, 2025, after giving effect to this offering, would have been approximately $             per share, and the dilution to purchasers in this offering would have been approximately $             per share.

The foregoing table and calculations are based on 37,839,392 shares of common stock outstanding as of March 31, 2025, plus 5,747,787 shares of common stock issuable upon the exercise of outstanding pre-funded warrants for nominal consideration, and do not include, as of that date:

●	4,847,454 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $10.40 per share;

●	3,175,770 shares of our common stock issuable upon the conversion of 317,577 shares of outstanding Series A Preferred Stock;

●	4,825,502 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $8.26 per share;

●	1,554,571 shares of our common stock reserved for issuance under our Amended and Restated 2017 Stock Incentive Plan and our 2017 Employee Stock Purchase Plan;

●	340,103 shares of our common stock issuable upon conversion of certain outstanding Term Loans under our A&R Loan Agreement at a conversion price of $10.00 per share; and

●	Any shares issuable upon conversion of the convertible notes.

To the extent that options or warrants as of March 31, 2025 have been or are exercised, or other such securities issued after the date hereof are exercised or other shares are issued, investors purchasing shares in this offering could experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by this prospectus supplement. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to the investors. The form of pre-funded warrant will be filed as an exhibit to our Current Report on Form 8-K that we expect to file with the SEC in connection with this offering.

Term

The pre-funded warrants do not expire.

Exercisability

Subject to certain limitations described below in “—Exercise limitations,” the pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may elect to exercise the pre-funded warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant.

No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of any fractional shares that would otherwise be issuable, we will pay in cash to an exercising holder the fair market value, determined according to the terms of the pre-funded warrant, for any such fractional shares.

Exercise limitations

Under the pre-funded warrants, we may not effect the exercise of any portion of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its attribution parties (as defined below)) to exceed 4.99% of the number of shares of our common stock that would be issued and outstanding immediately after giving effect to the exercise. However, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99%, which increase or decrease shall not become effective until 61 days after notice from the holder to us. For purposes of the foregoing, “attribution parties” means, collectively, the following persons and entities with respect to any holder: (i) its direct or indirect affiliates, (ii) any person acting or who could be deemed to be acting as a Section 13(d) “group” together with the holder or any attribution parties and (iii) any other persons whose beneficial ownership of our common stock would or could be aggregated with the holder and/or any other attribution parties for purposes of Section 13(d) or Section 16 of the Exchange Act.

Exercise price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Charges, taxes and expenses

Issuance and delivery of shares of common stock upon exercise of a pre-funded warrant will be made without charge to the holder thereof for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance thereof, all of which taxes and expenses shall be paid by us. However, we are not required to pay any tax that may be payable in respect of any transfer involved in the registration of any warrant shares or pre-funded warrants in a name other than that of the holder or an affiliate thereof. The holder shall be responsible for all other tax liability that may arise as a result of holding or transferring its pre-funded warrants or receiving shares upon exercise thereof.

Transferability

Subject to applicable laws, the pre-funded warrants may be assigned by the holder without our consent. The ownership of the pre-funded warrants and any transfers of the pre-funded warrants will be registered in a warrant register maintained by the warrant agent. We will initially act as warrant agent.

Exchange listing

We do not plan on applying to list the pre-funded warrants on The Nasdaq Capital Market or any other national securities exchange or nationally recognized trading system.

Fundamental transactions

In the event of a “fundamental transaction” (as described in the pre-funded warrants and generally including but not limited to [certain reclassifications of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the tender and acceptance for payment of shares representing more than 50% of the voting power of our capital stock pursuant to any tender or exchange offer (whether by us or another person), and the acquisition by another person of more than 50% of the voting power of our capital stock pursuant to a stock purchase agreement or other business combination, including a reorganization, recapitalization or spin-off (except for any such transaction in which our stockholders immediately prior to such transaction maintain, in substantially the same proportions, voting power of us immediately after the transaction)), upon consummation of such a fundamental transaction, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants in full immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

No rights as a stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the pre-funded warrant. In the event of certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration, the holder of a pre-funded warrant shall be entitled to participate in such distributions to the same extent as if such holder held the number of shares of our common stock acquirable upon complete exercise of its pre-funded warrant (without regard to any limitations on exercise). If such distribution would result in such holder and the other attribution parties exceeding the exercise limitations described above, a portion of such distribution shall be held in abeyance for the benefit of such holder until such time as the ownership limitations would not be exceeded.

SUPPLEMENTAL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our pre-funded warrants issued pursuant to this offering, but does not purport to be a complete analysis of all potential U.S. federal income or other tax effects. This summary is an amendment and supplement to, and is intended to be read together with, the discussion appearing under the caption “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders” in the Preliminary Prospectus Supplement.

Each capitalized term used but not defined in this “Supplemental Material U.S. Federal Income Tax Consequences to Non-U.S. Holders” section has the meaning ascribed thereto in the Preliminary Prospectus Supplement.

Solely insofar as it relates to the pre-funded warrants offered hereby, in the Preliminary Prospectus Supplement under the heading “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, ” all references to “common stock” are hereby replaced with “common stock or pre-funded warrants”.

The following summary, which relates solely to the pre-funded warrants offered hereby, is included as a new section immediately preceding the heading “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Distributions on our Common Stock” in the Preliminary Prospectus Supplement.

Pre-Funded Warrants

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of such common stock, as described below. Accordingly, no gain or loss should be recognized (other than with respect to any cash paid in lieu of a fractional share) upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of a pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price per share of common stock (if applicable).

Our characterization is not binding on the IRS, and the IRS may treat our pre-funded warrants as warrants to acquire our common stock. In that case, the amount and character of a non-U.S. holder’s gain or loss with respect to an investment in our pre-funded warrants could be materially different from the discussion set forth below. Accordingly, each holder of pre-funded warrants should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). The remainder of this discussion assumes that a pre-funded warrant is treated as a share of our common stock for U.S. federal income tax purposes.

The following summary, which relates solely to the pre-funded warrants offered hereby, is included as a new section immediately preceding the heading “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Sale, Exchange, or other Taxable Dispositions of our Common Stock” in the Preliminary Prospectus Supplement.

Constructive Distributions on Pre-Funded Warrants

A non-U.S. holder of pre-funded warrants may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of such pre-funded warrants. Any such deemed distribution would be taxable as a dividend, return of capital or capital gain as described above under “ --Distributions on our Common Stock.” Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to, or other assets of, the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments or the non-occurrence of any adjustment to the pre-funded warrants.

Prospective investors in the pre-funded warrants should consult their tax advisors regarding the U.S. federal income and other tax consequences to them of the ownership and disposition of the pre-funded warrants offered by this free writing prospectus and the Preliminary Prospectus Supplement.

UNDERWRITING

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per share of common stock sold in the offering. The underwriters have not been engaged to act as warrant agent for the pre-funded warrants or to act as underwriter or agent or otherwise participate in the issuance of the shares of our common stock upon the exercise of the pre-funded warrants.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our common stock will be applicable to the shares underlying the pre-funded warrants upon issuance.

Celcuity Inc. has filed a registration statement (including a preliminary prospectus supplement dated July 28, 2025 and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, telephone: (877) 821-7388, email: Prospectus_Department@Jefferies.com; TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities; or Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105 or by email at syndicate@leerink.com